LIMITED LIABILITY COMPANY

OPERATING AGREEMENT

OF

AMERICAN QUATERVOIS LLC

A Delaware Limited Liability Company

Dated as of February 21, 2023

LIMITED LIABILITY COMPANY OPERATING AGREEMENT, dated as of February 21, 2023 (this "Agreement"), of American Quatervois LLC, a Delaware limited liability company (the "Company"), by and among James Reed, Anette D'Angelo and each Person (as hereinafter defined) subsequently admitted as a member of the Company (individually, a "Member" and, collectively, the "Members").

RECITAL

WHEREAS, the Company was formed on February 21, 2023 in accordance with the provisions of the Delaware Limited Liability Company Act, as amended from time to time (the "Act");

WHEREAS, the Members desire to enter into this Agreement which shall hereafter govern the affairs of the Company and the conduct of its business.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreement contained herein, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1   Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Act.

ARTICLE II

GENERAL PROVISIONS

Section 2.1   Formation. The Members have formed the Company as a limited liability company pursuant to the Act. A certificate of formation described in Section 18-201 of the Act (the "Certificate of Formation") has been filed with the Secretary of State of the State of Delaware in conformity with the Act. The Company and, if required, each of the Members shall execute or cause to be executed from time to time all other instruments, certificates, notices and documents and shall do or cause to be done all such acts and things as may now or hereafter be required for the formation, valid existence and, when appropriate, termination of the Company as a limited liability company under the laws of the State of Delaware.

Section 2.2   Company Name. The name of the Company is "American Quatervois LLC" or such other name or names as may be selected by the Board (as hereinafter defined) from time to time, and its business shall be carried on in such name with such variations and changes as the Board deems necessary to comply with the requirements of the jurisdictions in which the Company's operations are conducted.

Section 2.3   Registered Office; Registered Agent. The Company shall maintain a registered office in the State of Delaware at, and the name and address of the Company's registered agent in the State of Delaware shall be as set forth in the Company's Certificate of Formation. The Board may, from time to time, change the Company's registered office and/or registered agent and shall forthwith amend the Certificate of Formation to reflect such change(s).

Section 2.4   Place of Business. The business address of the Company shall be determined by the Board. The Company may from time to time have such other place or places of business within or without the State of Delaware as the Board may deem advisable.

Section 2.5   Purpose; Nature of Business Permitted; Powers. The Company is formed for the purpose of engaging in any lawful business or activity for which limited liability companies may be formed under the Act. The Company shall possess and may exercise all the powers and privileges granted by the Act or by any other law or by this Agreement, together with any powers incidental thereto, insofar as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

Section 2.6   Business Transactions of a Member or Manager with the Company. In accordance with Section 18-107 of the Act, a Member or Manager (as hereinafter defined) may lend money to, borrow money from, act as a surety, guarantor or endorser for, guarantee or assume one or more obligations of, provide collateral for, and transact other business with, the Company and, subject to applicable law, shall have the same rights and obligations with respect to any such matters as a Person who is not a Member or Manager.

Section 2.7   Company Property. No real or other property of the Company shall be deemed to be owned by any Member individually, but shall be owned by and title shall be vested solely in the Company. The Common Interests (as hereinafter defined) in the Company held by each of the Members shall constitute personal property of such Members.

Section 2.8   Term. The existence of the Company shall commence on the date of the filing of the Certificate of Formation in the office of the Secretary of State of the State of Delaware in accordance with the Act, and, subject to the provisions of Article X hereof, the Company shall have perpetual existence.

Section 2.9   No State Law Partnership. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture and that no Member or Manager be a partner or joint venture of any other Member or Manager for any purposes other than applicable tax laws. This Agreement may not be construes to suggest otherwise.

Section 2.10   Fiscal Year. The fiscal year of the Company for financial statement and federal income tax purposes shall be determined by the Board.

Section 2.11   Tax Treatment. Unless otherwise determined by a Majority of the Members (as defined in Section 3.4(c)), the Company shall be treated as a partnership for U.S. federal income tax purposes (as well as for analogous state or local tax purposes), and the Members and the Company shall timely make any and all necessary elections and filings for the Company to be treated as a partnership for U.S. federal income tax purposes (as well as for analogous state or local tax purposes).

ARTICLE III

MEMBERS

Section 3.1 <u>Members</u>. The name, address and Common Interest Percentage (as hereinafter defined) of each of the Members are set forth on <u>Schedule A</u> hereto, which shall be amended from time to time to reflect the admission of new Members, additional capital contributions of Members or the Transfer (as hereinafter defined) of Common Interest by any Member, each, to the extent permitted by the terms of this Agreement.

Section 3.2 <u>Admission of New Members</u>. A Person shall be admitted as a Member of the Company only upon (i) the prior written approval of the Board and (ii) receipt by the Company of a counterpart to this Agreement, executed by such Person, agreeing to be bound by the terms of this Agreement.

Section 3.3 <u>No Liability of Members</u>. All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

Section 3.4 <u>Actions by the Members; Meetings; Quorum</u>.

(a) The Members may vote, approve a matter or take any action by the vote of the Members at a meeting, in person or by proxy, or without a meeting by written consent. Each Member shall be entitled to vote upon all matters upon which Members have the right to vote hereunder or pursuant to the Act, ratably in proportion to such Member's respective percentage ownership of Common Interests in the Company as set forth on <u>Schedule A</u> hereto (as to each Member, its "<u>Common Interest Percentage</u>"), as adjusted from time to time pursuant to the terms hereof.

(b) Any action required or permitted to be taken at any meeting of the Members may be taken without a meeting if Members holding Common Interests representing a Common Interest Percentage sufficient to approve such action pursuant to the terms of this Agreement or the Act consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of the Members. In no instance where action is authorized by written consent shall a meeting of Members be called or notice be given; however, a copy of the action taken by written consent shall be filed with the records of the Company.

(c) Meetings of Members may be called by the Board upon at least two (2) days' prior written notice of the time and place of such meeting. Notice of any meeting of Members may be waived by any Member before, during or after such meeting. For any meeting of Members, the presence in person or by proxy of Members holding Common Interests representing more than 50.1% of the Common Interest Percentage (a "<u>Majority of the Members</u>") at the time of the action taken constitutes a quorum for the transaction of business.

(d) Except as otherwise provided in this Agreement, the affirmative vote of a

Majority of the Members constitutes approval of any action.

Section 3.5   Power to Bind the Company. No Member (acting in its capacity as such) shall have any authority to bind the Company to any third party with respect to any matter except pursuant to a resolution expressly authorizing such matter and authorizing such Member to bind the Company with respect thereto, which resolution is duly adopted by the Board by the affirmative vote required for such matter pursuant to this Agreement or the Act.

ARTICLE IV

MANAGEMENT

Section 4.1   Management of the Company.

(a)   Subject to such matters which are expressly reserved hereunder to the Members for decision, the business and affairs of the Company shall be managed by a Board of Managers (the "Board"), which shall be responsible for policy setting and approval of the overall direction of the Company. The Board shall be comprised of one (1) to three (3) individuals (the "Managers"), with the exact number of Managers comprising the Board to be determined from time to time by a Majority of the Members. The Managers shall be elected by a Majority of the Members. The Board initially shall consist of two (2) individuals and the initial Managers shall be James Reed and Anette D'Angelo.

(b)   Each Manager shall serve until his or her successor has been duly elected and qualified, or until his or her earlier removal, resignation, death or disability. A Manager may resign at any time upon written notice to the Board.

(c)   Any Manager may be removed only by the affirmative vote of a Majority of the Members, with or without cause.

(d)   Any vacancy occurring on the Board may be filled only by the affirmative vote of a Majority of the Members. A Manager chosen to fill a vacancy shall serve the unexpired term of his predecessor in office.

Section 4.2   Meetings of the Board.

(a)   The Board shall meet at such times as may be necessary for the Company's business on at least twenty four hours (24) prior written notice of the time and place of such meeting given by any Manager. The presence of at least a majority of the Managers then in office shall constitute a quorum for the transaction of business by the Board.

(b)   Except as otherwise set forth herein, all actions of the Board shall require the affirmative vote of a majority of the Managers then in office. Each Manager shall be entitled to one (1) vote upon all matters submitted to the Board.

(c)   Notice of any Board meeting may be waived by any Manager before, during or after such meeting.

(d)   Meetings of the Board may be conducted in person or by conference telephone facilities. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if the number of Managers sufficient to approve the action pursuant to the terms of this Agreement consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of the Board.

Section 4.3   Power to Bind the Company. No Manager (acting in his capacity as such) shall have any authority to bind the Company to any third party with respect to any matter except pursuant to a resolution expressly authorizing such matter and authorizing such Manager to bind the Company with respect thereto which resolution is duly adopted by the Board by the affirmative vote required for such matter pursuant to the terms of this Agreement.

Section 4.4   Reliance by Third Parties. Persons dealing with the Company are entitled to rely conclusively upon the power and authority of the Board herein set forth.

Section 4.5   Officers and Related Persons. The Board shall have the authority to appoint and terminate officers of the Company and retain and terminate employees, agents and consultants of the Company and to delegate such duties to any such officers, employees, agents and consultants as the Board deems appropriate, including the power, acting individually or jointly, to represent and bind the Company in all matters, in accordance with the scope of the respective duties.

ARTICLE V

CAPITAL STRUCTURE AND CONTRIBUTIONS

Section 5.1   Capital Structure. The capital structure of the Company shall consist of one class of common interests ("Common Interests"). Except as otherwise set forth herein, each of the Common Interests shall be identical.

Section 5.2   Capital Contributions.

(a)   Each Member is herewith contributing, as an initial capital contribution (each, an "Initial Capital Contribution"), to the Company certain cash or the right, title and interest in and to certain property.

(b)   In exchange for the Initial Capital Contributions, each Member is herewith receiving Common Interests in the Company in proportion to the Common Interest Percentage set forth opposite the name of such Member on Schedule A hereto.

Section 5.3   Additional Contributions. Except with the approval of the Board, no Member shall be obligated or permitted to make any additional contribution to the Company's capital.

Section 5.4   No Withdrawal of Capital Contributions. Except upon the dissolution and liquidation of the Company as set forth in Article X hereof, no Member shall have the right to withdraw its capital contributions.

Section 5.5   Maintenance of Capital Accounts. The Company shall establish and maintain capital accounts for each Member in accordance with Treasury Regulations Section 1.704-(b). The balance in a Member's capital account shall be increased by (x) the amount of each contribution made by such Member and (y) the distributive share of net profits of such Member and shall be decreased by (x) the amount of each distribution made to such Member and (y) the distributive share of net losses of such Member.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1   Allocations of Net Profits and Net Losses from Operations. Net profits and net losses shall be allocated among the Members ratably in proportion to their respective Common Interest Percentages. Notwithstanding the foregoing, allocation of net profits and net losses shall comply with the provisions of Section 704 and the Treasury Regulations promulgated thereunder.

Section 6.2   No Right to Distributions. No Member shall have the right to demand or receive distributions of any amount, except as expressly provided in this Article VI.

Section 6.3   Distributions. The Board shall determine, in its sole and absolute discretion, the amount of profits available for distribution to Members in compliance with the Act and the amount, if any, to be distributed to Members, and shall authorize and distribute to the Members pro rata in proportion to their respective Common Interest Percentage, the determined amount when, as and if declared by the Board.

Section 6.4   Withholding. The Company is authorized to withhold from distributions to a Member, or with respect to allocations to a Member, and to pay over to a federal, foreign, state or local government, any amounts required to be withheld pursuant to the Internal Revenue Code of 1986 (the "Code"), or any provisions of any other federal, foreign, state or local law. Any amounts so withheld shall be treated as having been distributed to such Member pursuant to this Article VI for all purposes of this Agreement, and shall be offset against the current or next amounts otherwise distributable to such Member.

ARTICLE VII

BOOKS AND REPORTS

Section 7.1   Books and Records. The Company shall keep or cause to be kept at the office of the Company (or at such other place as the Board in its discretion shall determine) full and accurate books and records regarding the status of the business and financial condition of the Company and shall make the same available to the members upon request, subject to the provisions of the Act.

Section 7.2   Partnership Representative. James Reed is hereby designated as the Company's "Partnership Representative" under Section 6223 of the Code, and shall have all the powers and responsibilities of such position as provided in the Code. The Partnership Representative is specifically directed and authorized to take whatever steps are necessary or desirable to perfect such designation, including filing any forms or documents with the Internal Revenue Service and taking such other action as may from time to time be required under the Regulations issued under the Code. The Partnership

Representative shall cause to be prepared and shall sign all tax returns of the Company, make any tax elections for the Company allowed under the Code or the tax laws of any state or other jurisdiction having taxing jurisdiction over the Company and monitor any governmental tax authority in any audit that such authority may conduct of the Company's books and records or other documents.

ARTICLE VIII

WITHDRAWAL; TRANSFERS OF COMMON INTERESTS

Section 8.1   Right to Withdraw. Each Member shall have the right to withdraw from the Company upon prior written notice to the Board; provided, however, that upon such withdrawal, the withdrawing Member shall not be entitled to a return of its capital contributions, nor to receive any other payment, unless and until the Company shall be dissolved, in which event the withdrawing Member shall be entitled to receive payment, from the remaining net assets of the Company, if any, after payment of, or making reasonable provision for, all liabilities and obligations of the Company in accordance with Section 18-804 of the Act, in an amount equal to the balance of such Member's capital account as of the date of such Member's withdrawal, without interest; provided, further, that in the event that such remaining net assets of the Company shall be insufficient to pay all Members and withdrawn Members an amount equal to the balance of their respective capital accounts, then each of the Members, and each Member that shall have withdrawn prior to the dissolution, shall be entitled to share pro rata in such remaining net assets, in accordance with the ratio of their respective capital account balances to the aggregate capital accounts of all Members and withdrawn Members. Subject to the foregoing, from and after the effective date of such withdrawal, the withdrawing Member shall cease to have any further rights as a member of the Company, including, without limitation, the right to vote on any matter or to participate in any allocations or distributions of profits of the Company.

Section 8.2   Restrictions on Transfers. No Member shall have the right to sell, convey, assign, transfer, pledge, grant a security interest in or otherwise dispose of (each, a "Transfer") all or any part of its Common Interests, other than (i) to an Affiliate of such Member that agrees to be bound by all of the provisions hereof or (ii) upon the prior written consent of the Board; provided, however, such Person to whom such Common Interests are Transferred shall be an assignee and shall have no right to participate in the Company's business and affairs unless and until such Person shall be admitted as a member of the Company upon (i) the prior written approval by the Board pursuant to Section 3.2 of this Agreement and (ii) receipt by the Company of a written agreement executed by the Person to whom such Common Interests are Transferred agreeing to be bound by the terms of this Agreement. All Transfers in violation of this Article VIII are null and void ab initio and of no force or effect.

ARTICLE IX

EXCULPATION AND INDEMNIFICATION

Section 9.1   Exculpation. Notwithstanding any other provisions of this Agreement, whether express or implied, or any obligation or duty at law or in equity, none of the Members, nor any officers, directors, stockholders, partners, members, managers, employees, affiliates, representatives or agents of any Member, nor any officer, employee, representative or agent of the Company (individually, a "Covered Person" and, collectively, the "Covered Persons") shall be liable to the Company or any other person for any act or omission (in relation to the Company, its property or the conduct of its business or affairs, this Agreement, any related document or any transaction or investment contemplated hereby or thereby) taken or omitted by a Covered Person in the reasonable belief that such act or omission is in or not contrary to the best interests of the Company and is within the scope of authority granted to such Covered Person by this Agreement, provided such act or omission does not constitute fraud, willful misconduct, bad faith or gross negligence.

Section 9.2   Indemnification. To the fullest extent permitted by the Act, the Company shall indemnify and hold harmless each Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative ("Claims"), in which the Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of the fact that he, she or it is a Covered Person or which relates to or arises out of the Company or its property, business or affairs. A Covered Person shall not be entitled to indemnification under this Section 9.2 with respect to (i) any Claim with respect to which such Covered Person has engaged in fraud, willful misconduct, bad faith or gross negligence or (ii) any Claim initiated by such Covered Person unless such Claim (A) was brought to enforce such Covered Person's rights to indemnification hereunder or (B) was authorized or consented to by the Board. Expenses incurred in defending any Claim by (y) a Member or any officer, director, stockholder, partner, member, manager or affiliate of any Member shall be paid by the Company and (z) any other Covered Person may be paid by the Company, but only upon the prior written approval of the Board in its sole and absolute discretion, upon such terms and conditions, if any, as the Board deems appropriate, in each case, in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person to repay such amount if it shall ultimately be determined that such Covered Person is not entitled to be indemnified by the Company as authorized by this Section 9.2.

Section 9.3   Amendments. Any repeal or modification of this Article IX by the Members shall not adversely affect any rights of such Covered Person pursuant to this Article IX, including the right to indemnification and to the advancement of expenses of a Covered Person, existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE X

DISSOLUTION OF THE COMPANY

Section 10.1   Dissolution. The Company shall be dissolved upon the occurrence of either of the following events (an "Event of Termination"):

(a)   a determination by a Majority of the Members to dissolve the Company; or

(b)   the entry of a decree of judicial dissolution under Section 18-802 of the Act.

No other event, including the retirement, insolvency, liquidation, dissolution, insanity, expulsion, death, incapacity or adjudication of incompetency of a Member, shall cause the Company to be dissolved; provided, however, that in the event of any occurrence resulting in the termination of the continued membership of the last remaining member of the Company, the Company shall be dissolved unless, within ninety (90) days following such event, the personal representative of the last remaining member agrees in writing to continue the Company and to the admission of such personal representative (or any other Person designated by such personal representative) as a member of the Company, effective upon the event resulting in the termination of the continued membership of the last remaining member of the Company.

Section 10.2   Winding Up.

(a)   In the event that an Event of Termination shall occur, then the Company shall be liquidated and its affairs shall be wound up by the Board in accordance with Section 18-803 of the Act. All proceeds from such liquidation shall be distributed in accordance with the provisions of Section 18-804 of the Act, and all Common Interests in the Company shall be cancelled.

(b)   Upon the completion of the distribution of the winding up of the Company's affairs and the Company's assets, the Company shall be terminated and the Members shall cause the Company to execute and file a Certificate of Cancellation in accordance with Section 18-203 of the Act.

ARTICLE XI

MISCELLANEOUS

Section 11.1   Amendment to this Agreement. This Agreement may be amended by, and only by, a written instrument executed by a Majority of the Members.

Section 11.2   Successors; Counterparts. Subject to Article VIII, this Agreement (a) shall be binding as to the executors, administrators, estates, heirs and legal successors, or nominees or representatives, of the Members and (b) may be executed in several counterparts with the same effect as if the parties executing the several counterparts had all executed one counterpart.

Section 11.3   Governing Law; Severability. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law. In particular, this Agreement shall be construed to the maximum extent possible to comply with all the terms and conditions of the Act. If it shall be determined by a court of competent jurisdiction that any provisions or wording of this Agreement shall be invalid or unenforceable under the Act or other applicable law, such invalidity shall not invalidate the entire Agreement. In that case, this Agreement shall be construed so as to limit any term or provision so as to make it enforceable or valid within the requirements of applicable law, and, in the event such term or provision cannot be so limited, this Agreement shall be construed to omit such invalid or unenforceable term or provision. If it shall be determined by a court of competent jurisdiction that any provision relating to the distributions and allocations of the Company or to any expenses payable by the Company is invalid or unenforceable, this Agreement shall be construed or interpreted so as (a) to make it enforceable or valid and (b) to make the distributions and allocations as closely equivalent to those set forth in this Agreement as is permissible under applicable law.

Section 11.4   Headings. Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define or limit the scope or intent of this Agreement or any provision hereof.

Section 11.5 <u>Entire Agreement; Integration</u>. This Agreement constitutes the complete and entire agreement among the parties hereto with respect to all matters contained herein, and this Agreement supersedes all prior written and/or oral agreements of the parties concerning matters covered herein. Any other executory or conditional contracts or agreements between or among the parties, or any of them, executed prior to the date hereof relating to any matter contained herein are hereby declared terminated and without further force or effect.

Section 11.6 <u>Additional Documents</u>. Each Member agrees to perform all further acts and execute, acknowledge and deliver any documents that may be reasonably necessary to carry out the provisions of this Agreement.

Section 11.7 <u>Notices</u>. All notices, requests and other communications to any Member shall be in writing (including electronic mail, facsimile or similar writing) and shall be given to such Member (and any other Person designated by such Member) at its address, electronic mail or facsimile number set forth in <u>Schedule A</u> attached hereto or at such other address, electronic mail or facsimile number as such Member may hereafter specify for the purpose of notice. Each such notice, request or other communication shall be effective (a) if given by facsimile, when transmitted to the number specified pursuant to this Section 11.7 and the appropriate confirmation is received, (b) if given by mail, 72 hours after such communication is received by the other party, or (c) if given by electronic or any other means, when delivered to the address specified pursuant to this Section 11.7.

Section 11.8 <u>Waiver of Partition</u>. Each of the Members hereby irrevocably waives any and all rights that such Member may have to maintain any action for partition of the Company's property.

Section 11.9 <u>Interpretation</u>. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in either the masculine, the feminine, or neuter shall include the masculine, feminine and neuter.

[signature page follows]

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the date first above written.



_____
James Reed

Anette D'Angelo

_____
Anette D'Angelo

Schedule A

<u>Members</u>

Names and Addresses of Members	Common Interest Percentage
James Reed [redacted]	50%
Anette D'Angelo [redacted]	50%



